UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Committee Changes

Pearson announces that Tim Score, a non-executive director of the Company and member of its audit and nomination committees, will be appointed as chairman of the audit committee with effect from 24 April 2015.

Pearson further announces that Elizabeth Corley, a non-executive director of the Company and member of its remuneration and nomination committees, will be appointed as chairman of the remuneration committee, also with effect from 24 April 2015.

These notifications are made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  27 February 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary